UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42442

YOUXIN TECHNOLOGY LTD

Room 1005, 1006, 1007, No. 122 Huangpu Avenue West,

Tianhe District, Guangzhou, Guangdong Province

People’s Republic of China

Tel: +86 13631357745

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

On August 13, 2025, Staff notified Youxin Technology Ltd (the “Registrant” or “Company”) that the bid price of its listed securities had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result, did not comply with Listing Rule 5550(a)(2) (the “Dollar Bid Rule”). Therefore, in accordance with Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until March 23, 2026, to regain compliance with the Dollar Bid Rule.

Since then, Staff has determined that as of September 19, 2025, the Company’s securities had a closing bid price of $0.10 or less for ten consecutive trading days. Accordingly, the Company is subject to the provisions contemplated under Listing Rule 5810(c)(3)(A)(iii) (the “Low Priced Stocks Rule”). As a result, Staff has determined to delist the Company’s securities from The Nasdaq Capital Market.

The Company will appeal the Staff’s determination to a Hearings Panel (the “Panel”). A hearing request will stay the suspension of the Company’s securities and the filing of the Form 25-NSE pending the Panel’s decision. Pending the hearing, the Company’s securities will continue to trade on The Nasdaq Capital Market.

As previously disclosed, on August 25, 2025, the Company, held its extraordinary general meeting, at which the Company’s shareholders approved by ordinary resolution authorizing the board of directors of the Company (the “Board”) to conduct a share consolidation of the Company’s issued and outstanding and authorized and unissued Class A ordinary shares of the Company, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion. The Company’s shareholders also approved, by special resolution, that an amended and restated memorandum of association reflecting such reverse split upon its relevant effective date be approved.

The Board has recently determined and approved a share consolidation at a ratio of one-for-eighty (the “Consolidation”) and established an effective date of September 30, 2025.

Reason for the Consolidation

The Consolidation was effected solely to enable the Company to expeditiously meet the NASDAQ continued listing standards relating to the Dollar Bid Rule and the Low Priced Stocks Rule.

Effects of the Consolidation

Effective Date; Symbol; CUSIP Number. The Consolidation will become effective on September 30, 2025, and will be reflected with the NASDAQ Capital Market and in the marketplace at the open of business on September 30, 2025 (the “Effective Date”), whereupon the Class A ordinary shares will begin trading on a split-adjusted basis. In connection with the Consolidation, the Company’s Class A ordinary shares continue to trade on the NASDAQ Capital Market under the symbol “YAAS” but trade under a new CUSIP Number, G9876W112.

Split Adjustment; No Fractional Shares. On the Effective Date, the total number of the Company’s Class A ordinary shares held by each shareholder will be converted automatically into the number of whole Class A ordinary shares equal to (i) the number of issued and outstanding Class A ordinary shares held by such shareholder immediately prior to the Consolidation, divided by (ii) 80.

No fractional ordinary shares will be issued to any shareholders in connection with the Consolidation. The total number of Class A ordinary shares to be received by each shareholder will be rounded up to the next whole Class A ordinary share that would have resulted from the Consolidation.

Non-Certificated Shares; Certificated Shares. Shareholders who are holding their shares in electronic form at brokerage firms do not have to take any action as the effect of the Consolidation will automatically be reflected in their brokerage accounts.

Shareholders holding paper certificates may (but are not required to) send the certificates to the Company’s transfer agent at the address given below. The transfer agent will issue a new share certificate reflecting the terms of the Consolidation to each requesting shareholder.

VStock Transfer, LLC

18 Lafayette Place

Woodmere, New York 11598

Tel: (212) 828-8436

Fax: (646) 536-3179

Please contact VStock Transfer, LLC for further information, related costs and procedures before sending any certificates.

Authorized Shares. At the time the Consolidation is effective, our authorized ordinary shares will be further amended immediately, from: 400,000,000 Class A ordinary shares of a nominal or par value of US$0.0001 each, to: 5,000,000 Class A Ordinary Shares of a nominal or par value of US$0.008 each. Class B ordinary shares remain unaffected by the Consolidation.

Capitalization. As of September 25, 2025, there were 171,264,988 Class A ordinary shares outstanding. As a result of the Consolidation, there will be approximately 2,140,813 Class A ordinary shares outstanding (subject to adjustment due to the effect of rounding fractional shares up into whole shares).

Exhibit Index:

Exhibit No.	Description
3.1	Fourth Amended and Restated Memorandum and Articles of Association
99.1	Press Release dated September 26, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Youxin Technology Ltd

Date: On September 26, 2025	By:	/s/ Shaozhang Lin
	Name:	Mr. Shaozhang Lin
	Title:	Chief Executive Officer